Exhibit (a)(18)

FOR IMMEDIATE RELEASE

MERZ TO COMPLETE ACQUISITION OF BIOFORM MEDICAL

Creates a Global Leader in Medical Aesthetics

FRANKFURT, Germany and SAN MATEO, California – February 19, 2010 — Merz Pharma Group announced today that the subsequent offering period of the tender offer by Merz GmbH & Co. KGaA (“Merz”) and its acquisition subsidiary to purchase all of the outstanding shares of common stock of BioForm Medical, Inc. (Nasdaq: BFRM) at a price of $5.45 per share, net to the seller in cash (without interest thereon and less any required withholding tax) expired as scheduled at 12:00 midnight, Eastern Standard Time, on February 18, 2010.

Based on final information from the depositary for the tender offer, 45,400,232 shares, representing approximately 95.7 percent of the outstanding shares of common stock of BioForm Medical, were validly tendered and not withdrawn prior to the expiration of the subsequent offering period. All such shares have been accepted for payment in accordance with the terms of the tender offer, and Merz has or will promptly pay for all such shares.

The acquisition of BioForm Medical will position Merz as a leading player in aesthetic medicine, a fast growing, multi-billion dollar global market. With its increased product offering and expanded reach, particularly in the United States, Merz will distinguish itself in the marketplace by its ability to offer dermal fillers based on three distinct technologies: RADIESSE® dermal filler, Belotero® and Novabel®. In addition to its broad dermal filler product offering, Merz will have the ability to offer its customers other innovative aesthetics products that are currently under development. Merz will now be able to offer its customers a wide range of high quality aesthetic treatment options, enabling healthcare professionals to achieve excellent patient results and satisfaction.

“This is a significant milestone in our more than 100 year-old history, as it establishes Merz as a leading player in aesthetic medicine,” said Dr. Jochen Hückmann, Chairman of the Merz Shareholders Council. “We are excited to have completed this transaction as we believe it represents a great opportunity for our customers, employees and the future of our company. With an increased product portfolio and development pipeline, we have an even brighter future ahead of us.”

“We are excited to begin realizing the benefits of this exciting transaction,” said Dr. Martin Zügel, Chairman of the Merz Management Board. “With BioForm Medical, we are expanding our product offering with additional innovative, quality aesthetics treatment options and increasing our direct commercial presence in the U.S. and

Europe. This transaction will significantly enhance Merz’s existing portfolio and enable us to capitalize on opportunities to effectively launch new products.”

Mr. Zügel continued, “On behalf of Merz, I would like to thank our now combined company’s employees for their continued dedication and support through this process. We look forward to a quick and smooth integration and to maximizing the value of our leading position in this dynamic market.”

As previously announced, Merz expects to cause its acquisition subsidiary Vine Acquisition Corp. to merge with and into BioForm Medical on February 19, 2010, with BioForm Medical surviving the merger and continuing as a wholly-owned subsidiary of Merz. In the merger, each outstanding share of BioForm Medical common stock (other than shares held in BioForm Medical’s treasury or owned by Merz, Vine Acquisition Corp. or any other wholly owned subsidiary of Merz or by stockholders of BioForm Medical who properly exercise appraisal rights under Delaware law) will be automatically converted into the right to receive $5.45 in cash, without interest thereon and less any required withholding tax. Following the merger, BioForm Medical common stock will cease to be traded on the Nasdaq Global Market. Holders of BioForm Medical common stock who did not tender their shares in the tender offer will receive a letter of transmittal that will instruct them on how to receive the merger consideration, as well as a notice and description of appraisal rights for any such holder entitled to exercise such rights under Delaware law.

About the Merz Pharma Group

The Merz Pharma Group’s focus is on drugs for treating neurological and psychiatric conditions and the group holds a leading position in the field of Alzheimer’s research. With memantine, the Merz Pharma Group has developed the first active ingredient in the world for treating moderate to severe cases of Alzheimer’s. Worldwide, memantine is the second best-selling drug for treating Alzheimer’s. Another core competency of the Merz Pharma Group lies in clinical and aesthetic dermatology. In addition to pharmaceuticals, the Merz Pharma Group also serves the non-pharmacy related healthcare sector. In the Consumer Products segment, Merz Consumer Care is the leading provider of OTC medication, dietary supplements and skincare products in the German-speaking countries with its well-known tetesept® and Merz Spezial® brands. The Merz Pharma Group is an affiliate of Merz Group, a German based family held group of companies that also owns Senator, a leading promotional products manufacturer. The Merz Pharma Group employs approximately 1,745 people worldwide and, in the most recently completed fiscal year, generated revenue of approximately Euro 590 million (US$ 829 million) 1.

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Contacts:

For Merz Pharma Group:

Ute Weinhold

Head of Corporate Communications

+ 49-69-15 03-889

Steve Frankel / Jim Shaughnessy

Joele Frank, Wilkinson Brimmer Katcher

+1-212-355-4449

[1]	€1 = US$1.405 (exchange rate on 06/30/09)